[RRI Letterhead]
September 13, 2010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Attention: H. Christopher Owings
RE:	RRI Energy, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed September 13, 2010 File No. 333-167192
Dear Mr. Owings:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:30 p.m. Eastern time on September 13, 2010, or as soon as possible thereafter.
     In connection with this request, we acknowledge the following:
1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, RRI Energy, Inc.
By:	/s/ Michael L. Jines
Michael L. Jines
Executive Vice President, General Counsel and Corporate Secretary and Chief Compliance Officer